EMAIL:  KSILVERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2327

February 8, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lapis Technologies, Inc.
Registration Statement on Form S-1
File No. 333-185470

Dear Ms. Ravitz:

On behalf of Lapis Technologies, Inc. (“Lapis”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated January 10, 2013 (the “Staff Letter”) with regard to the Registration Statement.  For your convenience, we have enclosed a courtesy package that includes a copy of Amendment No. 1, which has been marked to show changes from the original Registration Statement.  In addition to addressing the comments raised by the Staff in the Staff Letter, Lapis has revised the Registration Statement to update other disclosures.

We have reviewed the Staff Letter with Lapis and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

Prospectus Cover Page

1.
We note your statement that you “expect the initial public offering price” will be set within a range.  Please clarify the term to which “initial” refers.  For instance, if it refers to the public offering, please delete the term “initial” in light of your 2004 public offering.  If it refers to the offering price, please revise to clarify that the price will not fluctuate during the offering but will be fixed throughout the duration of the offering, given the lack of established trading market.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to remove references to the “initial” public offering price.  See Prospectus Cover and pages 5, 13, 18, 19, 20 and 66.

February 8, 2013

2.
With a view toward clarified disclosure, please tell us when, relative to the completion of this offering, you will apply for listing on the Nasdaq Capital Market.  To the extent you will not be listed upon closing of this offering and will not file a registration statement to register your common stock as a class of securities under the Exchange Act, please tell us why you believe it is appropriate to include a statement regarding your intent to list on the Capital Market on the cover page of your prospectus.  Also in that event, please provide appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of not having filed an Exchange Act registration statement to date, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to clarify that Lapis has applied for listing of its common stock on The NASDAQ Stock Market LLC and anticipates that its common stock will be listed in connection with the launch of the offering.  Lapis intends to file a registration statement on Form 8-A to become effective concurrent with the Registration Statement.  See Prospectus Cover and pages 5, 16 and 54.

Prospectus Summary, page 1

3.
Please revise here, in the business section, and elsewhere as appropriate to provide a more detailed description of your revenue generating products.  Your description should clarify your material product lines and describe the significant products in each line.  Please ensure your disclosure provides an understanding of what your products do and how you generate revenues from each major product.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to provide detailed description of its revenue generating products, material product lines and significant products in each line.  Lapis has clarified its disclosure to explain what its products do and how it generates revenues from each major product.  See pages 1, 23, 32, 33, 34, 35, 37, 38, 39, 40 and 41.

4.
Please expand to highlight in your summary that approximately 90% of Enertec’s revenues in the past two years were to affiliates of two Israeli defense system integrators, as disclosed on page 28.  Please provide similar information regarding the concentration of Micronet’s customers as described on page 34.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to highlight in its summary that approximately 90% of Enertec’s revenues in the past two years were to affiliates of two Israeli defense system integrators.  Lapis has further revised the Registration Statement to provide in its summary similar information regarding the concentration of Micronet’s customers.  See pages 1, 11, 23, 32, 35 and 41.

February 8, 2013

5.
Throughout your disclosure where you cite industry statistics, such as in the first paragraph on page 2, the second paragraph on page 26, and the first two paragraphs on page 32, please revise to specify the reports to which you are referring.  Please also provide us copies of the source materials marked to indicate the origin of the disclosure.  Finally, please clarify the products to which you are referring when you provide statistics for subscribers to “MRM services” and “units in service.”

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to specify the reports to which it is referring wherever industry statistics are cited or to remove statements that are not attributed to an identified source.  See pages 2, 32 and 38.  Further, Lapis has included with this letter copies of the source materials marked to indicate the origin of the disclosure.  Lapis has also revised the Registration Statement to clarify the products to which it is referring when it provides statistics for subscribers to “MRM services” and “units in service.”  See pages 2 and 38.

6.	Here and elsewhere in your document, as appropriate, please expand to indicate the status of the Indian joint venture to which you refer.

Lapis acknowledges the Staff’s comment and has expanded its disclosure in the Registration Statement to indicate the status of its Indian joint venture.  See pages 2, 24 and 33.

7.
Please revise throughout your summary and business sections, and elsewhere as appropriate, to provide support for your statements regarding the “high quality” of your products, your “long-standing expertise in the industry,” your “advanced know-how” and similar statements about your experience, reputation, and other competitive advantages.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to provide support for its statements regarding the “high quality” of its products, its “long-standing expertise in the industry,” its “advanced know-how” and similar statements about its experience, reputation, and other competitive advantages.  See pages 1, 24, 34 and 42.

February 8, 2013 Page 4

Use of Proceeds, page 4

8.
Please revise to specify the approximate amount intended to be used for each purpose you disclose.  Refer to Regulation S-K Item 504.  Also, to the extent the debt which will be discharged with offering proceeds was incurred within the past year, please describe the use(s) of the proceeds of the indebtedness.  Finally, if the debt to be repaid is a portion of your debt held by a related party, please revise to identify the party and nature of the affiliation.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to specify the approximate amount of the net proceeds from the offering intended to be used for each purpose disclosed.  See pages 5 and 18. Further, as Lapis currently intends to apply certain of the offering proceeds to discharge debt that was incurred within the past year, it has described the uses of such debt. Lapis confirms that no debt to be repaid is debt held by a related party. To the extent that Lapis’s current intentions change, Lapis confirms that it will revise its disclosure in the Registration Statement accordingly.

Risk Factors, page 7

9.	Please add a risk factor to discuss the risks associated with the seasonal aspects of your business, as noted on page 29.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to include a risk factor regarding seasonal variations in its sales volume.  See page 12.

10.
Please add a risk factor to highlight the risks concerning conflicts of interest of your executive officers and/or directors.  For instance, we note your disclosure on page 39 that Mr. Lucatz is also the chairman and chief executive officer of D.L. Capital and on page 42 that Mr. Lucatz has agreed to devote 60% of his time to Micronet matters for the three year term of your management and consulting services agreement with entities controlled by Mr. Lucatz.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to include a risk factor concerning, among other things, the potential conflicts of interest of its executive officers and/or directors, including with respect to David Lucatz.  See page 10.

Mircronet may cease to be eligible for, or receive reduced, tax benefits under Israeli law, page 9

11.	Please expand the appropriate section of your document to describe the tax benefits to which you refer and the conditions that you must meet to retain these benefits.

Lapis acknowledges the Staff’s comment and has expanded its description of the tax benefits referred to in the Registration Statement and the conditions that must be met by Lapis to retain these benefits.  See page 11.

Special Note Regarding Forward-Looking Statements, page 14

12.
We note the last sentence of this section in which you cite a statutory safe harbor that is not applicable to you because you are not currently subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.  Please revise accordingly.

Lapis acknowledges the Staff’s comment and has revised the Registration Statement to clarify its statement that Lapis cannot rely on the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.   See page 17.

February 8, 2013 Page 5

Three and Nine Months Ended September 20, 2012, page 22

13.
Please expand your disclosure to explain the underlying reasons for material changes in your results of operations compared to the prior periods.  For instance, explain why Enertec obtained “less progress on long term projects” leading to the decrease in its revenues for this period.  Also clarify what you mean by “projects.”

Lapis acknowledges the Staff’s comment and has revised its disclosure to explain why Enertec obtained “less progress on long term projects” leading to the decrease in its revenues for this period and to clarify what it means by “projects”. The Staff is further advised that the acquisition of Micronet is the only factor contributing to a material difference in its results of operations compared to prior periods.  Other factors affecting Lapis have had only an immaterial impact on its results of operations.  See page 27.

14.
We note you attribute many of the changes in your results of operations compared to the prior periods to the acquisition of Micronet.  Where the Micronet acquisition was not the only factor contributing to a material difference in your results, please expand your disclosure to discuss the factors that contributed to the change and indicate the extent to which your results were affected by those factors.  Please also expand your MD&A to explain the factors affecting Micronet’s results.  For instance, we note the discussion on page 31 under “Recent Developments.”

Lapis acknowledges the Staff’s comment.  Lapis confirms that the acquisition of Micronet is the only factor contributing to a material difference in its results of operations compared to prior periods.  Other factors affecting Lapis have had only an immaterial impact on its results of operations.  Lapis has expanded its disclosure in the MD&A section of the Registration Statement to explain the factors affecting Micronet’s results.  See page 29.

*           *           *

The Staff is invited to contact me at (212) 451-2327 with any comments or questions it may have.

Sincerely,

/s/ Kenneth M. Silverman
Kenneth M. Silverman

cc:	David L. Lucatz
Guy Eyal, Adv.
Steve Wolosky, Esq.
Oded Har-Even, Esq.